Klever Marketing, Inc.
P.O. Box 351175
Los Angeles, CA 90035
(801) 847-6444

Kathleen Collins, Accounting Branch Chief
U.S. Securities and Exchange Commission
One station Place
100 F. Street, NE
Washington D. C. 20549-4561

November 11, 2010

Reference: Your letter dated November 10, 2010 Re:
Form 10-K & form 10-KA for FY ended December 31, 2009
Form 10-Q & form 10Q/A for the quarters ended June 30, 2010
File No. 000-18730

Attention Kathleen Collins, Accounting Branch Chief

We received your comment letter dated November 10, 2010 regarding our first response to your original comment letter dated October 19, 2010 regarding our recent 10-K and 10-Q filings. Further, we acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 1: Item 9 Controls and Procedures

  We understand the placement of our discussion of the Audit Committee is confusing and have removed the reference to our Audit Committee under the “Evaluation of Controls and Procedures” section and instead explained their role and what they are doing going forward under the “Internal Control Over Financial Reporting Section.”

  We have revised the first sentence in our discussion of “Internal Control Over Financial Reporting” to indicate that management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

  We have revised our reference to “United States generally accepted accounting principles (GAAP)” to “standards of the Public Company Accounting Oversight Board (United States) for internal control over financial reporting.”

  Our intent was to disclose our lack of documentation as a material weakness and have moved our discussion of this material weakness up to follow our discussion of our other material weakness, and clearly indicated there are two material weaknesses identified.

  We have removed the word “other” from our disclosure about changes made in our internal controls over financial reporting to clarify there were no changes for the period.

Klever Marketing, Inc.
November 11, 2010
Page (2)

Comment 2: Exhibits 31.1 and 31.2

  We will revise Exhibits 31.1 and 31.2 for our Form 10-K and our March 31, 2010 and June 30, 2010 forms 10-Q to include the required disclosures for paragraph 4 to indicate “The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:”

As we believe this is the only change necessary to our Forms 10-Q for March 31, 2010 and June 30, 2010, we intend to file an abbreviated amendment for each of these periods.

Comment 3: Management’s Report on Internal Control over Financial Reporting

We understand your comment regarding our evaluation of internal control over financial reporting at each of the two quarters ending March 31, 2010 and June 30, 2010. We confirm that management did conduct an evaluation of our internal controls over financial reporting at each of these dates as part of the required quarterly evaluation (rule 13a-15(b) and 15d-15(b)), but management did not perform an extensive evaluation at the level required by Item 308T(a), which evaluation is not required quarterly. We included the section on “Management’s Report on Internal Control over Financial Reporting” to indicate our material weaknesses had not changed and were still applicable for the quarter. These material weaknesses are clearly listed in our proposed amendment to our Form 10-K, which we have addressed as part of your other comments. We understand, if taken the wrong way, the reader may confuse our evaluation in the quarterly report that a full evaluation was performed, however we respectfully request you allow us to adjust this wording going forward to eliminate any potential confusion with any of our subsequent quarterly filings. We did perform the required quarterly evaluation and provided this additional information to indicate our material weaknesses were still in place.

We believe the above responses and our amended filing of the above referenced 10-K/A and the abbreviated Forms 10Q for the periods ending March 31, 2010 and June 30, 2010 adequately address your comments. Please note that we have attached the revised text we intend to include in our amended 2009 10K/A to comply with your comments and our responses in this letter. If you should have any further questions, please contact myself at (801) 942-6444 or by fax at (801) 847-6422.

Sincerely,

Paul G. Begum
Chairman and CEO

Attachment: Proposed Language for 2nd Amendment to form 10-K 2009

Klever Marketing, Inc.
November 11, 2010
Page (3)

Proposed Language for 2nd Amendment to form 10-K 2009

ITEM 9A(T) CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for the Company, and have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective as of the end of the period covered by this report, based on their evaluation of these controls and procedures required by paragraph (b) of Rules 13a-15 and 15d-15, due to certain material weaknesses in our internal control over financial reporting as discussed below.

Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company. Management conducted an evaluation of the effectiveness of our internal control over financial reporting and disclosure based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The results of this evaluation determined that our internal control over financial reporting was ineffective as of December 31, 2009, due to material weaknesses. A material weakness in internal control over financial reporting is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

Management’s assessment identified the following two material weaknesses in internal control over financial reporting:

  The small size of our Company limits our ability to achieve the desired level of segregation of duties within our internal controls and financial reporting. We do have a separate CEO and CFO, plus an Audit Committee to review and oversee the financial policies and procedures of the Company, which helps us achieve some segregation of duties. However, until such time as the Company is able to hire additional financial personnel, we do not meet the optimum segregation of duties desired. In the interim, we will continue to strengthen the role of our Audit Committee and their review of our internal control procedures.

  We have not achieved the desired level of documentation of our internal controls and procedures. This documentation will be strengthened to limit the possibility of any lapse in controls occurring.

As a result of the material weaknesses in internal control over financial reporting described above, the Company’s management has concluded that, as of December 31, 2009, the Company's internal control over financial reporting was not effective based on the criteria in Internal Control - Integrated Framework issued by the COSO.

Klever Marketing, Inc.
November 11, 2010
Page (4)

The Audit Committee is addressing these issues but is in the early stages. The Company has no reason to believe there are any accounting lapses or issues, but there clearly is not the separation of responsibilities of a larger organization. In the interim, we will continue to strengthen the role of our Audit Committee and their review of our internal control procedures. We also will continue to follow the standards for the Public Company Accounting Oversight Board (United States) for internal control over financial reporting to include procedures that:

  Pertain to the maintenance of records in reasonable detail accurately that fairly reflect the transactions and dispositions of the Company's assets;

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Our management determined that there were no changes made in our internal controls over financial reporting during the fiscal year 2009 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.